American National Bankshares Inc. and Subsidiaries
Consolidated Balance Sheets
Dollars in thousands, except share and per share data
Unaudited

	March 31	
ASSETS	2009	2008
Cash and due from banks	$ 13,632	$ 20,310
Interest-bearing deposits in other banks	18,188	4,218
Securities available for sale, at fair value	167,981	149,636
Securities held to maturity	6,811	11,039
Total securities	174,792	160,675
Loans held for sale	2,782	1,681
Loans, net of unearned income	569,003	554,667
Less allowance for loan losses	(7,836)	(7,425)
Net Loans	561,167	547,242
Premises and equipment, net	18,282	13,392
Other real estate owned	3,345	550
Goodwill	22,468	22,468
Core deposit intangibles, net	1,981	2,358
Accrued interest receivable and other assets	12,841	12,155
Total assets	$ 829,478	$ 785,049
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Demand deposits -- noninterest-bearing	$ 98,926	$ 101,195
Demand deposits -- interest-bearing	94,505	103,365
Money market deposits	72,085	52,574
Savings deposits	63,553	64,198
Time deposits	286,819	260,207
Total deposits	615,888	581,539
Short-term borrowings:		
Customer repurchase agreements	60,768	58,179
Other short-term borrowings	12,440	3,225
Long-term borrowings	13,750	12,900
Trust preferred capital notes	20,619	20,619
Accrued interest payable and other liabilities	4,098	5,714
Total liabilities	727,563	682,176
Shareholders' equity:		
Common stock, $1 par, 10,000,000 shares authorized,		
6,079,161 shares outstanding at March 31, 2009 and		
6,100,185 shares outstanding at March 31, 2008	6,079	6,100
Capital in excess of par value	26,488	26,472
Retained earnings	70,379	69,866
Accumulated other comprehensive income (loss), net	(1,031)	435
Total shareholders' equity	101,915	102,873
Total liabilities and shareholders' equity	$ 829,478	$ 785,049

American National Bankshares Inc. and Subsidiaries
Consolidated Statements of Income
Dollars in thousands, except share and per share data
Unaudited

	Three Months Ended March 31	
	2009	2008
Interest and Dividend Income:		
Interest and fees on loans	$ 8,034	$ 9,444
Interest and dividends on securities:		
Taxable	1,120	1,231
Tax-exempt	386	432
Dividends	22	77
Other interest income	88	76
Total interest and dividend income	9,650	11,260
Interest Expense:		
Interest on deposits	2,527	3,582
Interest on short-term borrowings	236	484
Interest on long-term borrowings	131	126
Interest on trust preferred capital notes	343	343
Total interest expense	3,237	4,535
Net Interest Income	6,413	6,725
Provision for loan losses	350	140
Net Interest Income After Provision		
for Loan Losses	6,063	6,585
Noninterest Income:		
Trust fees	758	880
Service charges on deposit accounts	502	565
Other fees and commissions	242	203
Mortgage banking income	286	195
Brokerage fees	57	143
Securities gains (losses), net	-	30
Net loss on foreclosed real estate	(1,196)	(7)
Other	85	126
Total noninterest income	734	2,135
Noninterest Expense:		
Salaries	2,531	2,469
Employee benefits	813	747
Occupancy and equipment	971	966
FDIC assessment	217	17
Bank franchise tax	163	177
Core deposit intangible amortization	94	94
Other	1,086	979
Total noninterest expense	5,875	5,449
Income Before Income Taxes	922	3,271
Income Taxes	154	966
Net Income	$ 768	$ 2,305
Net Income Per Common Share:		
Basic	$ 0.13	$ 0.38
Diluted	$ 0.13	$ 0.38
Average Common Shares Outstanding:		
Basic	6,081,998	6,107,832
Diluted	6,085,457	6,121,285

American National Bankshares Inc. and Subsidiaries
Financial Highlights
Dollars in thousands, except share, per share data, ratio and nonfinancial data
Unaudited

		1st Qtr 2009		4th Qtr 2008		1st Qtr 2008
EARNINGS						
Interest income	$	9,650	$	10,225	$	11,260
Interest expense		3,237		3,503		4,535
Net interest income		6,413		6,722		6,725
Provision for loan losses		350		600		140
Noninterest income		734		1,875		2,135
Noninterest expense		5,875		5,547		5,449
Income taxes		154		767		966
Net income		768		1,683		2,305
PER COMMON SHARE						
Earnings per share - basic	$	0.13	$	0.28	$	0.38
Earnings per share - diluted		0.13		0.28		0.38
Cash dividends declared		0.23		0.23		0.23
Book value per share		16.76		16.81		16.86
Book value per share - tangible (a)		12.74		12.78		12.79
Closing market price		15.60		17.00		21.26
FINANCIAL RATIOS						
Return on average assets		0.38%		0.86%		1.18%
Return on average equity		2.99		6.53		9.01
Return on average tangible equity (b)		4.32		8.90		12.24
Average equity to average assets		12.80		13.13		13.12
Net interest margin, taxable equivalent		3.61		3.85		3.88
Efficiency ratio		68.77		62.36		60.09
Effective tax rate		16.70		31.31		29.53
PERIOD-END BALANCES						
Securities	$	174,792	$	140,816	$	160,675
Loans held for sale		2,782		1,764		1,681
Loans, net of unearned income		569,003		571,110		554,667
Goodwill and other intangibles		24,449		24,543		24,826
Assets		829,478		789,184		785,049
Assets - tangible (a)		805,029		764,641		760,223
Deposits		615,888		589,138		581,539
Customer repurchase agreements		60,678		51,741		58,179
Other short-term borrowings		12,440		7,850		3,225
Long-term borrowings		34,369		34,406		33,519
Shareholders' equity		101,915		102,300		102,873
Shareholders' equity - tangible (a)		77,466		77,757		78,047
AVERAGE BALANCES						
Securities	$	138,067	$	137,947	$	151,699
Loans held for sale		2,996		1,669		1,614
Loans, net of unearned income		570,342		571,081		553,971
Interest-earning assets		734,980		720,197		717,508
Goodwill and other intangibles		24,507		24,600		24,864
Assets		803,206		785,182		780,204
Assets - tangible (a)		778,699		760,582		755,340
Interest-bearing deposits		510,821		491,701		486,198
Deposits		604,002		590,196		583,410
Customer repurchase agreements		56,051		49,868		54,624
Other short-term borrowings		2,071		6,788		3,091
Long-term borrowings		34,398		34,436		30,779
Shareholders' equity		102,845		103,126		102,342
Shareholders' equity - tangible (a)		78,338		78,526		77,478
CAPITAL						
Average shares outstanding - basic		6,081,998		6,086,868		6,107,832
Average shares outstanding - diluted		6,085,457		6,090,844		6,121,285
Shares repurchased		7,600		7,100		28,800
Average price of shares repurchased	$	15.92	$	16.40	$	20.80

American National Bankshares Inc. and Subsidiaries

Financial Highlights
Dollars in thousands, except share, per share data, ratio and nonfinancial data
Unaudited

		1st Qtr 2009		4th Qtr 2008		1st Qtr 2008
ALLOWANCE FOR LOAN LOSSES						
Beginning balance	$	7,824	$	8,083	$	7,395
Provision for loan losses		350		600		140
Charge-offs		(376)		(1,012)		(170)
Recoveries		38		153		60
Ending balance	$	7,836	$	7,824	$	7,425
LOANS						
Construction and land development	$	53,579	$	63,361	$	72,001
Commercial real estate		213,508		207,160		198,698
Residential real estate		134,510		136,480		138,384
Home equity		61,459		57,170		48,958
Commercial and industrial		97,259		98,546		87,199
Consumer		8,688		8,393		9,427
Total	$	569,003	$	571,110	$	554,667
NONPERFORMING ASSETS AT PERIOD-END						
Nonperforming loans:						
90 days past due	$	-	$	-	$	-
Nonaccrual		2,821		2,845		2,772
Foreclosed real estate		3,345		4,311		550
Nonperforming assets	$	6,166	$	7,156	$	3,322
ASSET QUALITY RATIOS						
Annualized net chargeoffs to average loans		0.24%		0.60%		0.08%
Nonperforming assets to total assets		0.74		0.91		0.42
Nonperforming loans to total loans		0.50		0.50		0.50
Allowance for loan losses to total loans		1.38		1.37		1.34
Allowance for loan losses to						
nonperforming loans		277.77		275.01		267.86
OTHER DATA						
Fiduciary assets at period-end (c)	$	305,129	$	326,614	$	386,375
Retail brokerage assets at period-end (c)	$	82,554	$	84,348	$	89,927
Number full time-time equivalent employees		258		258		258
Number of full service offices		20		20		19
Number of loan production offices		2		1		1
Number of ATM's		23		24		23

Notes:

(a) - Excludes goodwill and other intangible assets
(b) - Excludes amortization expense, net of tax, of intangible assets
(c) - Market value

Net Interest Income Analysis
For the Three Months Ended March 31, 2009 and 2008
Dollars in thousands, except rates

	Average Balance		Interest Income/Expense		Yield/Rate	
	2009	2008	2009	2008	2009	2008
Loans:						
Commercial	$ 96,097	$ 85,632	$ 1,100	$ 1,454	4.58%	6.79%
Real estate	469,346	460,429	6,779	7,789	5.78	6.77
Consumer	7,895	9,524	178	217	9.02	9.11
Total loans	573,338	555,585	8,057	9,460	5.62	6.81
Securities:						
Federal agencies	45,767	50,064	521	597	4.55	4.77
Mortgage-backed	44,560	47,405	562	603	5.04	5.09
State and municipal	42,726	47,847	604	656	5.65	5.48
Other	5,014	6,383	33	99	2.63	6.20
Total securities	138,067	151,699	1,720	1,955	4.98	5.15
Deposits in other banks	23,575	10,224	88	76	1.49	2.97
Total interest earning assets	734,980	717,508	9,865	11,491	5.37	6.41
Nonearning assets	68,226	62,696				
Total assets	$ 803,206	$ 780,204				
Deposits:						
Demand	$ 112,459	$ 107,994	190	225	0.68	0.83
Money market	64,648	51,320	198	294	1.23	2.29
Savings	61,289	63,184	40	116	0.26	0.73
Time	272,425	263,700	2,099	2,947	3.08	4.47
Total deposits	510,821	486,198	2,527	3,582	1.98	2.95
Customer repurchase agreements	56,051	54,624	233	451	1.66	3.30
Other short-term borrowings	2,071	3,091	3	33	0.58	4.27
Long-term borrowings	34,398	30,779	474	469	5.51	6.10
Total interest bearing liabilities	603,341	574,692	3,237	4,535	2.15	3.16
Noninterest bearing						
demand deposits	93,181	97,212				
Other liabilities	3,839	5,958				
Shareholders' equity	102,845	102,342				
Total liabilities and shareholders' equity	$ 803,206	$ 780,204				
Interest rate spread					3.22 %	3.25%
Net interest margin					3.61%	3.88%
Net interest income (taxable equivalent basis)			6,628	6,956		
Less: Taxable equivalent adjustment			215	231		
Net interest income			$ 6,413	$ 6,725		